EXHIBIT A

PHILADELPHIA INVESTMENT PARTNERS NEW GENERATION FUND

PROSPECTUS

May ___, 2011

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

INVESTMENT GOALS

The investment objective of Philadelphia Investment Partners New Generation Fund (the “Fund”) is long-term capital appreciation.

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $25,000 in the Fund.  More information about these and other discounts is available from your financial professional and in the “Sales Loads” section on page 20 of the Fund’s prospectus and on page 31 of the Fund’s Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	4.75%
Maximum Deferred Sales Charge (Load)	None
Redemption Fee (as a percentage of amount redeemed) (imposed only if redemption occurs within 60 days of initial purchase)	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.49%
Distribution (12b-1) Fees	None
Other Expenses:[1]	1.38%
– Shareholder Service Fees	0.25%
– Dividend Expense on Securities Sold Short and Interest Expense on Borrowings	0.03%
– Remainder of Other Expenses	1.10% ______
Total Annual Fund Operating Expenses	2.87%
Fee Reduction and/or Expense Reimbursement[2]	0. 88%
Total Annual Fund Operating Expenses After Fee Reduction and Expense [2] Reimbursement	1.9 9%

1

Based on estimated amounts for the Fund’s current fiscal year.

2

The Adviser, has contractually agreed to reduce its fees and/or reimburse expenses in order to limit the Fund’s Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, acquired fund fees and expenses, short sale dividends and financing costs associated with the use of the cash proceeds on securities sold short, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to an annual rate of 1.96% of the Fund’s average net assets.  To the extent that the Fund incurs any excluded expenses (e.g., Dividend Expense on Securities Sold Short and Interest Expense on Borrowings) , the net expenses will exceed 1.96%.  This expense limitation agreement will have a term ending one (1) year after the effective date of the Fund’s registration statement on Form N-1A (i.e., until May ___, 2012).  To the extent that the Adviser reduces its fees and/or reimburses expenses to satisfy the expense limitation, it may seek repayment of a portion or all of such amounts at any time within three years after such amounts were reduced or reimbursed, subject to the 1.96% expense cap.   Any such recoupment by the Adviser is subject to approval by the Trust’s Board of Trustees.   This expense limitation agreement may be terminated prior to May 31, 2012 only with the consent of the Trust’s Board of Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66 7	$1,24 3

PORTFOLIO TURNOVER

The Fund pays transaction costs such as commissions when it buys and sells securities (or “turns over” its portfolio).  A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs, which are not reflected in annual Fund operating expenses or in the example, affect the Fund’s performance.

PRINCIPAL INVESTMENT STRATEGIES

The investment objective of the Fund is long-term capital appreciation.  The Fund seeks to achieve its investment objective by establishing long and short positions in equity securities of domestic and foreign companies.

The Fund intends to maintain a net long exposure (the market value of long positions minus the market value of short positions) of approximately 100%.  The Fund generally will hold long positions equal in value to approximately 130% of its assets and short positions equal in value to approximately 30% of its assets, but may vary from these targets, depending on the relative performance of the Adviser’s securities selections and the availability of attractive investment opportunities.  The proceeds from the short sales may be used to purchase all or a portion of the additional 30% of the Fund’s long positions.  Accordingly, under normal market conditions, the Fund’s long positions may range from 120% to 140% and its short positions may range from 20% to 40% of its assets.

In making investment decisions for the Fund, the Adviser utilizes a bottom-up approach that focuses on the individual strengths of the underlying companies and the relative and absolute attractiveness of the companies’ stocks.  The Adviser will take a long position when it has determined the security to be either undervalued or perceived to be an out-performer relative to the market.  The Adviser will take a short position in a security when it has determined the security to be either overvalued or a perceived underperformer relative to the market.  When the Adviser determines that the value of the long or short position is no longer valid, the Adviser will either reduce or remove the position entirely from the portfolio.

Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer.  Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer.  Equity securities consist of common stocks, preferred stocks, convertible securities, and warrants.

The Fund may invest in exchange-traded mutual funds (“ETFs”), including ETFs that hold portfolios of securities that closely track the price performance and dividend yield of various indices, and actively managed ETFs.

Under normal market conditions, the Fund intends to invest approximately 75% of its assets in U. S. companies with the remaining 25% being invested in equity securities of non-U. S. companies.  With respect to its investments in U. S. companies, the Fund intends to invest at least 60% of such assets in U. S. large cap companies (which are companies that the Adviser believes have a market capitalization of at least $10 billion).  The Fund will invest its remaining assets allocated to U. S. companies in U. S. mid cap or small cap companies (which are companies that the Adviser believes have a market capitalization of less than $10 billion).  Of those assets invested in U. S. mid cap or small cap companies, the Fund may invest up to 5% in U. S. micro cap companies (which are companies that the Adviser believes have a market capitalization of less then $1 billion).  With respect to its investments in the equity securities of non-U. S. companies, the Fund may invest directly in such foreign securities.  The Fund may also invest in sponsored American Depository Receipts (“ADRs”) and ETFs to gain exposure to non-U. S. markets.  The Fund will gain exposure to non-U. S. markets using ETFs that track a foreign index or securities within a particular country or region.

As market conditions change, the securities held in the Fund may vary significantly.  The Fund may purchase and sell options, both for hedging and for speculative purposes.  Further, the Fund may purchase and sell put and call options on (i) individual equity securities, (ii) aggregates of equity securities or (iii) equity securities indices and other financial indices.  These may include options traded on national securities exchanges or quoted on NASDAQ.

In attempting to respond to unusual or adverse market, economic, political or other conditions, the Fund may take temporary defensive positions that are inconsistent with the Fund’s principal investment objective.  As a result of taking such temporary defensive positions, the Fund may not achieve its investment objective.  The Fund may hold cash or invest in cash equivalents for short-term investments.  Although the Fund would do this for temporary defensive purposes, or for monies awaiting investment in portfolio securities, it could reduce the benefit from any upswing in the market.

A short sale is a transaction in which the Fund sells securities it has borrowed in anticipation of a decline in the market price of the securities.

Short sales are intended to allow the Fund to earn returns on securities the Fund’s Adviser believes will underperform and are intended to allow the Fund to maintain additional long positions while keeping the Fund’s net exposure at a level similar to a “long only” strategy.  As a result, the Fund intends to maintain a net long exposure (the market value of long positions minus the market value of short positions) of approximately 100%.

The Fund will engage in active and frequent trading.

PRINCIPAL RISKS

General Risks.  An investment in the Fund is not a bank deposit.  It is not insured or guaranteed by the FDIC or any other government agency.  It is not a complete investment program.  The value of your investment in the Fund will fluctuate, sometimes dramatically, which means you could lose money.  The following is a summary description of certain risks of investing in the Fund.

Market Risk.  The prices of securities held by the Fund may decline in response to certain events, including events in the stock market generally or that are specifically related to a particular company; changing economic conditions, including changes in interest rates; industry and company conditions; changing technology and competition; inability to consistently select securities that appreciate in value, or anticipate changes that can adversely affect the value of the Fund’s holdings.

Risk of Short Sales.  If a security sold short increases in price, the Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss.  The Fund will have substantial short positions and must borrow those securities to make delivery to the buyer.  The Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions before it had intended to do so.  Thus, the Fund may not be able to successfully implement its short sale strategy due to limited availability of desired securities.  The Fund will be required to pay a premium and other transaction costs, which would increase the cost of the security sold short.  The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.  Until the Fund replaces a borrowed security, it is required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Fund’s short position.  Generally, securities held in a segregated account cannot be sold unless they are replaced with other liquid assets.  The Fund’s ability to access the pledged collateral may also be impaired in the event the broker fails to comply with the terms of the contract.  In such instances the Fund may not be able to substitute or sell the pledged collateral.  Additionally, the Fund must maintain sufficient liquid assets (less any additional collateral pledged to the broker), marked-to-market daily, to cover the short sale obligations.  This may limit the Fund’s investment flexibility, as well as its ability to meet redemption requests or other current obligations.  Because losses on short sales arise from increases in the value of the security sold short, such losses are theoretically unlimited.

Leverage Risk.  By investing the proceeds received from selling securities short, the Fund could be deemed to be facing special risks.  This technique may increase the Fund’s exposure to long equity positions and make any change in the Fund’s net asset value greater than it would be without the use of such a technique.  This could result in increased volatility of returns.  There is

Investment Manager

Peter C. Zeuli, the President of Philadelphia Investment Partners, LLC is the portfolio manager responsible for the day-to-day management of the Fund’s portfolio.  Mr. Zeuli founded Philadelphia Investment Partners, LLC in early 2000.

PURCHASE AND SALE OF FUND SHARES

The minimum initial investment is $2,500 and $1,000 for individual retirement accounts.  The minimum for subsequent investments is $100.  The Fund may accept investments of smaller amounts at its discretion.  You may purchase and redeem shares of the Fund on any day that the New York Stock Exchange (the “NYSE”) is open for business (a “Business Day”).

You may redeem shares in writing, or by telephone, wire or TeleTransfer, or automatically by contacting Mutual Shareholder Services, LLC at 1 (888) 686-2729 or 800 Town Centre Drive, Suite 400, Broadview Heights, OH 44147.

TAX INFORMATION

The dividends and distributions made by the Fund are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase shares through a broker-dealer or other financial intermediary (such as a bank), the Fund may pay the intermediary shareholder services fees for the sale of the Fund’s shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.

PRINCIPAL INVESTMENT OBJECTIVE, STRATEGIES AND RISKS

Principal Investment Strategy

The investment objective of the Fund is long-term capital appreciation.  The Fund seeks to achieve its investment objective by establishing long and short positions in equity securities of domestic and foreign companies.

The Fund’s investment objective is non-fundamental and may be changed without shareholder approval.  However, the Fund will not change its investment objective without providing the shareholders with at least 60 days prior written notice.

In making investment decisions for the Fund, the Adviser utilizes a bottom-up approach that focuses on the individual strengths of the underlying companies and the relative and absolute attractiveness of the companies’ stocks.  Using a proprietary model, the Adviser first employs a short sale dividends and financing costs associated with the use of the cash proceeds on securities sold short, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to an annual rate of 1.96% of the Fund’s average net assets.  To the extent that the Fund incurs any excluded expenses (e.g., Dividend Expense on Securities Sold Short and Interest Expense on Borrowings) , the net expenses will exceed 1.96%.  This expense limitation agreement will have a term ending one (1) year after the effective date of the Fund’s registration statement on Form N-1A (i.e., until May ___, 2012).  To the extent that the Adviser reduces its fees and/or reimburses expenses to satisfy the expense limitation, it may seek repayment of a portion or all of such amounts at any time within three years after such amounts were reduced or reimbursed, subject to the 1.96% expense cap.   Any such recoupment by the Adviser is subject to approval by the Trust’s Board of Trustees.  This expense limitation agreement may be terminated prior to May 31 , 2012 only with the consent of the Trust’s Board of Trustees.

A discussion regarding the basis for the Board of Trustee’s approving of the Fund’s investment advisory agreement with the Adviser will be available in the Fund’s first report to its shareholders.

Portfolio Manager

Peter C. Zeuli is the individual primarily responsible for the day to day management of the Fund’s investment portfolio.  Mr. Zeuli is President and Founder of the Adviser.  He founded the Adviser in early 2000 with the goal of providing both individual and institutional investors value-added investment advice through Philadelphia Investment Partners, LLC’s proprietary asset allocation models.  Mr. Zeuli graduated from Villanova University with a degree in Economics.  He is a holder of the Chartered Financial Analyst designation.  He is Member of the CFA Institute and CFA Society of Philadelphia.

The Fund’s Statement of Additional Information (“SAI”) provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of Fund shares.

Organization and Capital Structure

The Fund is a series of a trust also named Philadelphia Investment Partners New Generation Fund (the “Trust”).  Currently, the Fund is the only series of the Trust.

YOUR INVESTMENT

Pricing of Fund Shares

The Fund’s net asset value (“NAV”) is calculated once daily at the close of regular trading hours on the New York Stock Exchange (the “NYSE”) (generally 4:00 p.m. Eastern time) on each day the NYSE is open.  The NYSE is currently closed on weekend days and on New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.  The NAV is determined by totaling the value of all portfolio securities, cash and other assets held by the Fund, and subtracting from that total all liabilities, including accrued expenses.  The total NAV is divided by the total number of shares outstanding to determine the NAV of each share.

values its securities.  The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim.  If short-term investors in the Fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of Fund shares held by long-term investors.  Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the Fund’s NAV by short-term traders.  While the Fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts.

Buying Shares

The Fund offers only one class of shares.  You will pay a sales charge of up to 4.75% to invest in shares of the Fund.   Generally, purchase requests received in good order will be processed at the offering price next calculated after the request is received.   The Fund’s offering price per share is based upon the daily NAV of its shares.  The Fund’s offering price is the NAV per share plus a front-end sales charge.  The front-end sales charge provides payment to brokers or the underwriter of the Fund.  This Fund does not have any distribution (i.e., Rule 12b-1) charges.  The front-end sales charge you pay depends on the dollar amount invested.

In General.  Individual Accounts generally may be opened by contacting Mutual Shareholder Services, LLC at 1 (888) 686-2729.

The minimum initial investment in the Fund through an Individual Account is $2,500 for non-qualified accounts and $1,000 for IRA accounts, and the minimum for subsequent investments is $100.  You may purchase additional shares for an Individual Account by mail, wire, electronic check or TeleTransfer, or automatically.

Mail.  To purchase additional shares by mail, fill out a completed Fund application and a check with your account number written on it to:

Philadelphia Investment Partners New Generation Fund

c/o Mutual Shareholder Services, LLC

800 Town Centre Drive

Suite 400

Broadview Heights, OH 44147

Make checks payable to: Philadelphia Investment Partners New Generation Fund

Wire.  To purchase additional shares by wire, contact Mutual Shareholder Services, LLC at 1 (888) 686-2729 for detailed instructions.

Electronic check.  To purchase additional shares by electronic check, which will transfer money out of your bank account, follow the instructions for purchases by wire, which may be obtained by calling Mutual Shareholder Services, LLC at 1 (888) 686-2729.  Your transaction is entered automatically, but may take up to eight business days to clear.  Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.